SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   SCHEDULE TO
                                 (Rule 14d-100)
        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

                         Getty Petroleum Marketing Inc.
                     ---------------------------------------
                       (Name of Subject Company (Issuer))

                                   OAO LUKOIL
                            Lukoil International GmbH
                           Lukoil Americas Corporation
                                  Mikecon Corp.
         ---------------------------------------------------------------
                      (Names of Filing Persons (Offerors))

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                           (Title of Class Securities)

                                    374292100
                    ----------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Vadim Gluzman
                              Chairman of the Board
                           Lukoil Americas Corporation
                               540 Madison Avenue
                            New York, New York 10022
                                 (212) 421-4141
  ----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                             Patrick J. Dooley, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000

                            CALCULATION OF FILING FEE

      --------------------------------------------------------------------------

              Transaction Valuation*                        Amount of Filing Fee
      --------------------------------------------------------------------------
               $73,873,505.00                                 $14,774.71
      --------------------------------------------------------------------------

    * For purposes of calculating the filing fee only, this amount is based on the purchase of 14,002,866 outstanding shares of Common Stock and shares of Common Stock underlying 771,835 stock options all at the tender offer price of $5.00 per share.

    [X] Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $14,774.71    Filing Party: OAO LUKOIL; Mikecon Corp.;
                          ----------                 Lukoil International GmbH;
                                                     Lukoil Americas Corporation

Form or Registration No.:  Schedule TO   Date Filed:      November 9, 2000
                           -----------                    ----------------

    [ ]  Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:
         [X] third-party tender offer subject to Rule 14d-1.
         [ ] issuer tender offer subject to Rule 13e-4.
         [ ] going-private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under Rule 13d-2.
         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                  This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 9, 2000, as amended by Amendment No. 1 thereto on December 1, 2000, (the "Schedule TO") by OAO LUKOIL, a Russian open joint stock company
("LUKOIL"), LUKOIL International GmbH, an Austrian corporation ("Lukoil International") and a direct, wholly owned subsidiary of LUKOIL, Lukoil Americas Corporation, a Delaware corporation ("Parent") and an indirect, wholly owned subsidiary of LUKOIL and Mikecon Corp., a Delaware corporation (the "Purchaser") and the direct, wholly owned subsidiary of Parent, in connection with the offer by Purchaser for all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Getty Petroleum Marketing Inc., a Maryland corporation (the "Company"), at a price of $5.00 per share of Common Stock, net to the seller in cash, without interest upon and subject to the terms and conditions set forth in the Offer to Purchase, dated November 9, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal, which together, as each may be amended or supplemented from time to time, constitute the "Offer" and which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1) (ii), respectively. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

Item 4.           Terms Of The Transaction.

                  Item 4 is hereby amended as follows:

                  1. The section of the Offer to Purchase captioned Section 1 -- "Terms of the Offer" is hereby amended by replacing the first sentence of the fourth paragraph on page 3 thereof with the following sentences:

                  Subject to the terms of the Merger Agreement, the applicable rules and regulations of the Commission (including Rule 14e-1(c) under the Exchange Act) and to applicable law, the Purchaser also expressly reserves the right, in its sole discretion, (i) to delay acceptance for payment of, or, regardless of whether such shares of Common Stock were theretofore accepted for payment, or payment for, any shares of Common Stock (a) if any applicable waiting period under the HSR Act has not expired or been terminated or (b) in order to comply in whole or in part with any other applicable law (subject to Rule 14e-1(c) under the Exchange Act), (ii) on or prior to the Expiration Date to terminate the Offer and not accept for payment any shares of Common Stock if any of the conditions referred to in Section 13 -- "Conditions of the Offer" are not satisfied or any of the events specified in
                  Section 13 -- "Conditions of the Offer" has occurred and remains in effect, and (iii) to waive any condition or otherwise amend the Offer in any respect on or prior to the Expiration Date, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof. Any delay of acceptance for payment of, or payment for, shares of Common Stock will be effected in compliance with Rule 14e-1(c) under the Exchange Act, which obligates a bidder to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer.


Item 11.          Additional Information.


         On the afternoon of December 7, 2000, United Getty Marketing, Inc. ("United") and an alleged stockholder of the Company filed a complaint in the Supreme Court of the State of New York, County of New York (the "Court"), against the Company, each of the directors of the Company and each of the Lukoil Entities. The allegations of the complaint include that the directors of the Company failed to act in the best interests of the stockholders of the Company by (i) failing to exercise reasonable business judgment in evaluating the economic benefits of the proposal made by United, (ii) failing to disclose the scope and extent of their conflict of interest as directors and majority stockholders of both the Company and Getty Realty Corp., and further placing their personal interests and the interests of Getty Realty Corp ahead of the stockholders of the Company in rejecting the proposal made by United, (iii) incorporating into the Merger Agreement a termination fee designed to discourage the acceptance of other proposals, and (iv) issuing misleading characterizations of United's offer and the financing of that offer. United further alleges that the Lukoil Entities aided and abetted the directors of the Company in committing such conduct. Among other things, the complaint seeks to enjoin the Purchaser from accepting for payment the shares of Common Stock validly tendered in the Offer on the Expiration Date, consummating the Merger and unspecified damages. The Court has ordered that the parties appear before it for a hearing on the issue of whether an injunction is appropriate, at 3:00 p.m. on Friday, December 8, 2000 and has further ordered that pending such hearing the Lukoil Entities are enjoined from accepting for payment the shares of Common Stock tendered in the Offer and the parties are enjoined from consummating the Merger.

                                   SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            OAO LUKOIL


Dated: December 7, 2000                     By:      /s/  Ralif Safin
                                                     ---------------------------
                                                     Name:  Ralif Safin
                                                     Title: First Vice President


                                            LUKOIL INTERNATIONAL GMBH


Dated: December 7, 2000                     By:        /s/  Ralif Safin
                                                       -------------------------
                                                Name:  Ralif Safin
                                                Title: Authorized Representative


                                            LUKOIL AMERICAS CORPORATION


Dated: December 7, 2000                     By:      /s/  Vadim Gluzman
                                                     ---------------------------
                                                     Vadim Gluzman
                                                     Chairman of the Board


                                            MIKECON CORP.


Dated: December 7, 2000                     By:      /s/  Vadim Gluzman
                                                     ---------------------------
                                                     Vadim Gluzman
                                                     Chairman of the Board